Unaudited Condensed Consolidated Interim Financial Statements of

DEFSEC TECHNOLOGIES INC.

Three months ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

DEFSEC Technologies Inc.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Financial Position As at December 31, 2025 and September 30, 2025 (Expressed in Canadian dollars)

	Notes	December 31, 2025	September 30, 2025
ASSETS
Cash and cash equivalents		$5,037,424	$6,686,429
Restricted short-term investment		47,500	47,500
Trade and other receivables		1,136,564	1,494,152
Inventories	4	587,173	519,609
Prepaid expenses and other		657,119	163,562
Deferred costs		63,599	34,773
Current assets		7,529,379	8,946,025

Property and equipment		257,065	279,132
Right-of-use assets		1,124,145	1,165,181
Deposit		47,321	46,132
Intangible assets	5	2,293,847	2,390,030
Deferred costs		105,466	94,976
Non-current assets		3,827,844	3,975,451
Total Assets		$11,357,223	$12,921,476

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities		$1,314,952	$2,310,662
Accrued royalties liability		200,000	200,000
Lease obligations		109,552	188,907
Contract liabilities		29,425	7,671
Warrant liabilities	6,7(b)	116,239	210,965
Current liabilities		1,770,168	2,918,205

Accrued royalties liability		1,131,451	1,087,009
Lease obligations		1,190,020	1,114,543
Non-current liabilities		2,321,471	2,201,552
Total liabilities		4,091,639	5,119,757

Shareholders' equity
Share capital	7(a)	47,854,235	47,003,991
Warrants	7(b)	8,438,192	7,764,412
Contributed surplus	7(c)	5,398,445	5,398,445
Accumulated other comprehensive loss		(62,232)	(85,077)
Accumulated deficit		(54,363,056)	(52,280,052)
Total shareholders' equity		7,265,584	7,801,719

Total Liabilities and Shareholders' Equity		$11,357,223	$12,921,476

See Note 2(a) Going concern and Note 14 Commitments and contingencies.

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

		Three Months Ended
	Notes	December 31, 2025	December 31, 2024

Revenue	9	$1,307,736	$887,658
Cost of sales		(903,044)	(483,136)
Gross profit		404,692	404,522

Operating expenses
General and administrative		1,338,350	1,511,444
Selling and marketing		303,370	682,547
Research and development		649,629	672,575
Share-based compensation	7(c)	-	51,055
Depreciation and amortization		177,269	314,491
Total operating expenses		2,468,618	3,232,112

Operating loss		(2,063,926)	(2,827,590)

Other income (expenses)
Share issuance costs		-	(1,807,686)
Net finance costs	11	(37,294)	(62,059)
Foreign exchange gain (loss)		(73,252)	113,283
Impairment of right-of-use assets		-	(88,596)
Change in fair value of warrant liabilities	6	91,468	1,215,633
Total other expenses, net		(19,078)	(629,425)
Net loss		$(2,083,004)	$(3,457,015)

Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		22,845	(96,276)
Total comprehensive loss		$(2,060,159)	$(3,553,291)

Net loss per share
Basic and diluted	8	$(1.39)	$(23.94)

Weighted average number of shares outstanding
Basic and diluted	8	1,497,035	144,401

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

	Notes	Number of Common Shares(1)	Share capital	Warrants	Contributed surplus	Translation reserve	Deficit	Total Shareholders' Equity
Balance, September 30, 2024		75,200	$37,822,725	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287
Shares issued for public offering		3,809	100,310	-	-	-	-	100,310
Pre-funded warrants issued for public offering		-	-	3,489,393	-	-	-	3,489,393
Pre-funded warrants issued for private placement		-	-	3,578,344	-	-	-	3,578,344
Share issuance costs		-	(40,089)	(868,653)	-	-	-	(908,742)
Shares issued for debt		5,669	100,000	-	-	-	-	100,000
Pre-funded warrants exercised		290,904	4,227,111	(3,439,926)	-	-	-	787,185
Warrants expired		-	-	(132,000)	132,000	-	-	-
Share-based compensation		-	-	-	51,055	-	-	51,055
Other comprehensive loss		-	-	-		(96,276)	-	(96,276)
Net loss		-	-	-	-	-	(3,457,015)	(3,457,015)
Balance, December 31, 2024		375,582	$42,210,057	$3,711,845	$5,335,808	$(134,796)	$(46,110,373)	$5,012,541

Balance, September 30, 2025		1,396,321	$47,003,991	$7,764,412	$5,398,445	$(85,077)	$(52,280,052)	$7,801,719
Shares issued for private placement	7(a)	566,040	1,013,212	-	-	-	-	1,013,212
Warrants issued for private placement		-	-	1,124,863	-	-	-	1,124,863
Share issuance costs	7(a)	-	(309,315)	(303,825)	-	-	-	(613,140)
Pre-funded warrants exercised	7(b)	31,265	146,347	(147,258)	-	-	-	(911)
Other comprehensive loss		-	-	-	-	22,845	-	22,845
Net loss		-	-	-	-	-	(2,083,004)	(2,083,004)
Balance, December 31, 2025		1,993,626	$47,854,235	$8,438,192	$5,398,445	$(62,232)	$(54,363,056)	$7,265,584

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Cash Flows Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

		Three Months Ended
	Notes	December 31, 2025	December 31, 2024

OPERATING ACTIVITIES
Net loss		$(2,083,004)	$(3,457,015)
Items not affecting cash:
Depreciation and amortization	5	177,269	314,491
Share-based compensation	7(c)	-	51,055
Change in fair value of warrant liabilities (including related foreign exchange gain)	6	(94,726)	(1,137,094)
Net finance costs	11	37,294	62,059
Impairment of ROU asset		-	88,596
Gain on debt settlement		-	(500)
Unrealized foreign exchange loss		(4,797)	-
Changes in non-cash working capital items	13	(1,200,727)	(957,235)
Share offering costs		-	1,807,686
Interest received (paid)		44,370	(16,260)
Cash used in operating activities		(3,124,321)	(3,244,217)

INVESTING ACTIVITIES
Additions of property and equipment		(17,983)	(25,220)
Investments in intangible assets	5	-	(26,675)
Cash flows used in investing activities		(17,983)	(51,895)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares and warrants	6,7(a)	2,060,386	8,292,668
Payments of share offering costs	7(a)	(535,451)	(2,372,251)
Payments of lease obligations		(41,100)	(34,483)
Proceeds from exercise of warrants	7(b)	(911)	7,606
Cash flows provided by financing activities		1,482,924	5,893,540

Net change in cash during the period		(1,659,380)	2,597,428
Cash and cash equivalents, beginning of period		6,686,429	256,828
Effect of exchange rates on cash		10,375	-
Cash and cash equivalents, end of period		$5,037,424	$2,854,256

Cash and cash equivalents consist of the following:
Cash held in banks		$5,037,424	$2,824,256
Short-term guaranteed investment certificates		-	30,000
Cash and cash equivalents, end of period		$5,037,424	$2,854,256

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

1. Corporate information

DEFSEC Technologies Inc. (the "Company", "DEFSEC") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. The registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada, and the corporate office is located at Suite 300, 80 Hines Rd., Ottawa, Ontario, Canada.

The Company develops and commercializes next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  The Company's core mission is to protect and save lives.

DEFSEC's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of DFSC, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of DFSC and on the Frankfurt Stock Exchange under the stock symbol of 62U2. Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of DFSCW. Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of DFSC.WT.U.

(a) 2025 Reverse Stock Split (applied retrospectively)

On April 23, 2025, on Nasdaq and on April 24, 2025, on the TSX-V, DEFSEC effected 21-for-1 reverse stock split of its common stock (the "2025 Reverse Split"). Accordingly, all shareholders of record at the opening of business on April 23, 2025, received one issued and outstanding common share of DEFSEC in exchange for twenty-one outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2025 Reverse Split. All fractional shares created by the 2025 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2025 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2025 Reverse Split. All information respecting outstanding common shares, including net loss per share, in the current and comparative periods presented herein give effect to the 2025 Reverse Split.

(b) 2024 Reverse Stock Split (applied retrospectively)

In October 2024, DEFSEC effected a ten for one (10-for-1) reverse stock split of its common stock on October 23, 2024 (the "2024 Reverse Split"). Accordingly, all shareholders of record at the opening of business on October 23, 2024, received one issued and outstanding common shares of DEFSEC in exchange for ten outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2024 Reverse Split. All fractional shares created by the 2024 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2024 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2024 Reverse Split. All information respecting outstanding common shares, including net loss per share, in the current and comparative periods presented herein give effect to the 2024 Reverse Split.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future and can realize our assets and discharge our liabilities and commitments in the normal course of business.

As an early-stage company, it has not yet reached significant revenue levels for most of its products and has incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  The Company has incurred a $2.1 million net loss and negative operating cash flows of $3.1 million for the three months ended December 31, 2025 (2024 – $3.5 million net loss and negative operating cash flows of $3.2 million). At December 31, 2025, the Company had $5.8 million in working capital (September 30, 2025 – $6.0 million) and $54.4 million in accumulated deficit (September 30, 2025 – $52.3 million).

The Company's ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

  The market acceptance and rate of sales of the Company's product offerings;
  The Company's ability to grow its digitization services business;
  Ability to successfully execute the Company's business plan;
  Ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruption from Russia's invasion of Ukraine; and
  Risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions.

The Company's strategy to mitigate these material risks and uncertainties is to execute a business plan, in a timely manner, aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement its business plan could have a material adverse effect on the Company's financial condition and/or financial performance. There is no assurance that the Company will be able to raise additional capital as required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about the Company's ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.  They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") and should be read in conjunction with our Annual Audited Consolidated Financial Statements for the year ended September 30, 2025 (the "Annual Financial Statements"). However, selected explanatory notes are included to explain events and transactions that are material to an understanding of the changes in our financial position and performance since the last Annual Financial Statements.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on February 12, 2026.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of DEFSEC and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the period are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

At December 31, 2025, the Company has the following wholly-owned subsidiaries:

Entity	Location	Functional Currency	Equity%
KWESST Inc.	Ottawa, Canada	CAD	100%
2720178 Ontario Inc.	Ottawa, Canada	CAD	100%
Police Ordnance Company Inc.	Ottawa, Canada	CAD	100%
KWESST U.S. Holdings Inc.	Delaware, United States	USD	100%
KWESST Defense Systems U.S. Inc	North Carolina, United States	USD	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	USD	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	CAD	100%

(d) Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Canadian dollars ("CAD"), which is the functional and presentation currency.

While each of the Company's subsidiaries has its own functional currency, the functional currency of the parent company, DEFSEC, is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of revenues and operating expenses from significant subsidiaries are denominated in CAD.  The Company's Canadian wholly owned subsidiaries are measured using CAD as the functional currency and its U.S. owned subsidiaries are measured using the United States dollar ("USD") as their functional currency.

(e) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most material effects on the amounts recognized in these unaudited condensed consolidated interim financial statements are the same as disclosed in Note 2(f) of the Annual Financial Statements.

Estimates

Information about assumptions and estimation uncertainties at December 31, 2025 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as disclosed in Note 2(f) of the Annual Financial Statements.

3. Material accounting policies

During the three months ended December 31, 2025, the accounting policies in these unaudited condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

4. Inventories

The following table presents a breakdown of inventories:

	December 31, 2025	September 30, 2025
Finished goods	$57,030	$34,463
Work-in-progress	56,640	29,414
Raw materials	473,503	455,732
Total	$587,173	$519,609

There was no impairment of inventories during the three months ended December 31, 2025 (2024 - $nil).

At December 31, 2025, a total of $0.1 million (2024 - $0.4 million) of inventory was included in profit or loss as an expense as part of cost of sales.

5. Intangible assets

The following table shows a breakdown of our intangible assets:

	PARA SHOT™ System	PARA SHOT™ Patent	ARWEN™ Tradename	Customer Relationships	ARWEN™ 40mm Patent	Total
Balance at September 30, 2025	$2,286,277	$40,295	$10,632	$31,041	$21,785	$2,390,030
Amortization	(73,355)	(18,044)	(2,200)	(1,250)	(1,334)	(96,183)
Balance at December 31, 2025	$2,212,922	$22,251	$8,432	$29,791	$20,451	$2,293,847

At December 31, 2025, management concluded there was no indication of impairment on the intangible assets.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

6. Warrant liabilities

The following table shows a breakdown and balance of warrant liabilities at December 31, 2025:

	U.S IPO and Canadian Offerings		Private Placement		Debt Settlement	Direct Offering	Public Offering
	2022 Warrants	Over- allotment Warrants	2023 Warrants	Pre- Funded Warrants	Warrants	Warrants	Pre-Funded Warrants	Total
Balance, at September 30, 2024	$65,765	$7,644	$60,373	$31,338	$1,145	$681,030	$-	$847,295
Initial recognition	-	-	-	-	-	-	4,770,722	4,770,722
Exercised	-	-	-	-	-	-	(779,578)	(779,578)
Gain on revaluation of financial instruments	112,054	(7,644)	(64,314)	(29,959)	1,990	(699,473)	(714,912)	(1,402,258)
Exchange loss on revaluation	2,289	-	3,941	90	-	44,696	25,693	76,709
Extinguish warrant liability/transfer to equity	-	-	-	-	-	-	(3,301,925)	(3,301,925)
Balance, at September 30, 2025	$180,108	$-	$-	$1,469	$3,135	$26,253	$-	$210,965
Gain on revaluation of financial instruments	(69,427)	-	-	(1,446)	(1,208)	(19,387)	-	(91,468)
Exchange gain on revaluation	(2,782)	-	-	(23)	(48)	(405)	-	(3,258)
Balance, at December 31, 2025	$107,899	$-	$-	$-	$1,879	$6,461	$-	$116,239

Number of outstanding securities at September 30, 2025(1)	3,226,392	-	1,542,194	151,734	56,141	4,715,000	-	9,691,461
Number of outstanding securities at December 31, 2025(1)	3,226,392	-	1,542,194	151,734	56,141	4,715,000	-	9,691,461
(1)Number of outstanding securities have not been adjusted for the share consolidations discussed in Note 1 (a) and (b)

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

7. Share Capital and Contributed Surplus

As disclosed in Notes 1(a) and (b), the 2025 and 2024 Reverse Splits have been applied retrospectively herein.

(a) Share capital

Authorized

DEFSEC is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2025:

	Number	Amount
Balance, beginning of period	1,396,321	$47,003,991
Issued in private placement	566,040	1,013,212
Issued for exercise of warrants	31,265	146,347
Less: share offering costs for the period	-	(309,315)
Balance, as at December 31, 2025	1,993,626	$47,854,235

Private Placement (December 2025)

On December 18, 2025, the Company issued 566,040 common shares at an offering price of $3.64 (US$2.65), which included a concurrent issuance of warrants to purchase up to an aggregate of 566,040 common shares. The warrants have a five-year life with an exercise price of $4.27 per common share.  Gross proceeds from this transaction was $2.1 million.

The fair value of the December 2025 common share purchase warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	566,040
Stock price	$2.59
Exercise price	$4.27
Volatility	105%
Dividend yield	Nil
Risk free interest rate	2.9%
Expected life (in years)	5
Fair value per warrant	$1.85
Total Value of Warrants	$1,047,174

Brokers' Compensation and Share Issuance Costs

In connection with the December 2025 Offering, the broker was paid a cash fee equal to 7.5% on the equity financing raised, which totaled $154,529.  In addition, broker management fees and other expenses totaled $75,547.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

As compensation for services rendered, the broker or its designees were granted 42,453 warrants ("December 2025 Broker Warrants").  The December 2025 Broker Warrants are immediately exercisable and entitle the holder to acquire common shares on a one-for-one basis. The December 2025 Broker Warrants have a five-year life with an exercise price of $4.55 per common share.

The fair value of the December 2025 Broker Warrants at the closing of the December 2025 offering was $77,689 calculated using the Black Scholes model.

The fair value of the December 2025 Broker warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	42,453
Stock price	$2.59
Exercise price	$4.55
Volatility	105%
Dividend yield	Nil
Risk free rate	2.90%
Expected life (in years)	5
Fair value per warrant	$1.83
Total Value of Warrants	$77,689

(b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2025:

	Number of warrants	Weighted average exercise price
Balance, beginning of period	20,207,007	$2.45
Issued (Note 7(a))	608,493	4.29
Exercised	(31,265)	0.001
Expired	-	-
Balance, end of period	20,784,235	$2.49
Exercisable, end of period	20,784,235	$2.49

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

The following table provides additional information on the total outstanding warrants at December 31, 2025:

	Exercise Price	Number outstanding	Conversion ratio to Common Shares	Underlying Securities	Book value	Expiry Date
Classified as Equity:
LEC's Warrants	CAD$0.70	500,000	14,700 for 1	34	$425,000	April 29, 2026
December 2022 U.S. Underwriter Warrants	US$5.1625	134,950	210 for 1	642	189,592	December 9, 2027
July 2023 U.S. Underwriter Warrants	US$2.66	123,637	210 for 1	588	204,187	July 21, 2028
April 2024 U.S. Underwriter Warrants	US$0.8125	76,925	210 for 1	366	43,869	April 9, 2029
June 2024 U.S. Underwriter Warrants	US$0.725	145,000	210 for 1	690	61,213	June 14, 2029
August 2024 U.S. Underwriter Warrants	US$0.25	353,625	210 for 1	1,683	28,826	August 9, 2029
November 2024 U.S. Underwriter Warrants	US$1.125	194,450	21 for 1	9,259	187,468	November 1, 2029
November 2024 Private Placement Warrants	US$1.03	3,795,200	21 for 1	180,723	2,903,328	November 11, 2029
November 2024 PP Underwriter Warrants	US$1.03	207,260	21 for 1	9,869	158,554	November 11, 2029
February 21, 2025 PP Warrants	CAD$1.16	3,787,879	21 for 1	180,375	2,196,970	February 21, 2030
February 21, 2025 PP Underwriter Warrants	CAD$1.16	189,394	21 for 1	9,018	109,991	February 21, 2030
February 25, 2025 PP Warrants	CAD$1.16	151,515	21 for 1	7,215	83,939	February 25, 2030
February 25, 2025 PP Underwriter Warrants	CAD$1.16	7,576	21 for 1	360	4,197	February 25, 2030
July 2025 Public Offering Warrants	CAD$10.52	759,879	1 for 1	759,879	3,011,466	July 25, 2030
July 2025 Broker Warrants	CAD$10.52	56,991	1 for 1	56,991	451,255	July 25, 2030
December 2025 Private Placement Warrants	CAD$4.27	566,040	1 for 1	566,040	1,047,174	December 18, 2030
December 2025 Broker Warrants	CAD$4.55	42,453	1 for 1	42,453	77,689	December 18, 2030
November 2024 Issuance Costs					(868,653)
February 2025 Issuance Costs					(803,109)
July 2025 Issuance Costs					(770,939)
December 2025 Issuance Costs					(303,825)
		11,092,774		1,826,185	$8,438,192
Classified as liability:
December 2022 Public Offerings	US$5.00	3,226,392	210 for 1	15,363	107,899	December 9, 2027
December 2022 Debt Settlement	US$5.00	56,141	210 for 1	267	1,879	December 9, 2027
July 2023 Public Offerings	US$2.66	1,542,194	210 for 1	7,343	-	July 21, 2028
July 2023 Pre-Funded Warrants	US$0.001	151,734	210 for 1	722	-	No expiry
August 2024 Public Offering	US$0.25	4,715,000	210 for 1	22,452	6,461	August 9, 2029
		9,691,461		46,147	116,239
Total outstanding warrants		20,784,235		1,872,332	$8,554,431

(c) Contributed surplus

Contributed surplus consists of options issued to employees, directors and broker compensation options at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

Share-based compensation

The Company did not grant any stock options, RSUs, PSUs, and SARs, pursuant to our LTIP during the three months ended December 31, 2025. As at December 31, 2025, there are 141,854 stock option units available for future grants.

	Number of options	Weighted average exercise price
Outstanding, at September 30, 2025	995	$555.42
Forfeited	(91)	627.58
Outstanding, at December 31, 2025	904	$548.18
Options Exercisable, at December 31, 2025	904	$548.18

For the three months ended December 31, 2025, the Company recorded share-based compensation of $nil (2024 - $51,055).

8. Loss per share

As disclosed in Note 1(a) and (b), the 2025 and 2024 Reverse Splits has been applied retrospectively.

The following table summarizes the calculation of the weighted average number of basic and diluted common shares to calculate the loss per share as reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss:

	Three months ended
	December 31, 2025	December 31, 2024
Issued common shares, beginning of period	1,396,321	75,200

Effect of shares issued from:
Debt settlements	-	3,081
Private Placements	79,984	-
Public Offerings	-	2,484
Exercise of warrants	20,730	63,629
Weighted average number of basic common shares	1,497,035	144,394

Dilutive securities
Stock options	-	-
Warrants	-	-
Weighted average number of dilutive common shares	1,497,035	144,394

At December 31, 2025 and 2024, all dilutive securities, being warrants, pre-funded warrants and stock options, were anti-dilutive because we incurred a net loss for the above periods.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

9. Revenue

a) Revenue streams

DEFSEC generates revenue from the sale of products and services to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition.

	Three months ended
	December 31, 2025	December 31, 2024
Major products/service lines
Digitization	$1,247,476	$718,983
Less-Lethal	41,760	167,748
Training and services	18,500	-
Other	-	927
	$1,307,736	$887,658

Primary geographic market
Canada	$1,307,736	$849,288
United States	-	38,370
	$1,307,736	$887,658

Timing of revenue recognition
Products and services transferred over time	1,265,976	718,983
Products transferred at a point in time	41,760	168,675
	$1,307,736	$887,658

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At December 31, 2025, the Company's contracted not yet recognized revenue was $29,425 (September 30, 2025 - $7,671), of which 100% of this amount is expected to be recognized over the next 12 months.

For the three months ended December 31, 2025, two customers accounted for 73% and 22% (2024 - three customers accounted for 59%, 11%, and 11%) of revenue.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

10. Related party transactions

At December 31, 2025, there was $17,194 (September 30, 2025 - $791,946) outstanding in accounts payable and accrued liabilities due to officers and directors for accrued wages and vacation, consulting fees, directors' fees and expense reimbursements.

11. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Three months ended
	December 31, 2025	December 31, 2024
Interest expense from:
Accretion cost - accrued royalties liability	$44,442	$45,517
Lease obligations	37,222	14,041
Other	193	4,305
Total interest expense	81,857	63,863
Interest income	(44,563)	(2,304)
Gain on debt settlement	-	500
Net finance costs	$37,294	$62,059

12. Financial instruments

For the three months ended December 31, 2025, there were no material changes to our financial risks as disclosed in Note 22 of the Annual Financial Statements, except for the following:

Foreign currency risk

A portion of the Company's revenue and operating costs are realized in currencies other than its functional currency, primarily USD.  The Company has entered into financing transactions in the past that were denominated in USD or allowed for the settlement in USD.  As a result, the Company is exposed to currency risk on these transactions.  Further, additional earnings volatility arises from the translation of monetary assets and liabilities denominated in foreign currencies at the rate of exchange on each date of the Condensed Consolidated Interim Statements of Financial Position; the impact of which is reported as a foreign exchange gain or loss on the Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss.  The Company's objective in managing currency risk is to minimize the exposure to currencies other than our functional currency. The Company does so by matching foreign denominated assets with foreign denominated liabilities where possible. Currently, we do not use derivative instruments to hedge the U.S. dollar exposure.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

At December 31, 2025, we had the following net U.S. dollar exposure:

	December 31, 2025	September 30, 2025

US denominated
Assets	$3,620,273	$4,627,168
Liabilities	(232,992)	(218,577)
Net US$ exposure	$3,387,281	$4,408,591

Impact to loss if 5% movement in US$	$169,364	$220,430

During the three months ended December 31, 2025, we recorded a foreign exchange loss of $73,252 (2024 – gain of $113,283).

Liquidity risk

At December 31, 2025, our contractual obligations were as follows:

Payment due:	Total	Within 1 year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$2,000,000	$200,000	$500,000	$600,000	$700,000
Accounts payable and accrued liabilities	1,314,952	1,314,952	-	-	-
Lease obligations	2,209,119	184,839	407,420	407,420	1,209,440
Total contractual obligations	$5,524,071	$1,699,791	$907,420	$1,007,420	$1,909,440

At December 31, 2025, we had $5.0 million in cash and $5.8 million in working capital (current assets less current liabilities).

Credit risk

Credit risk is the risk of financial loss to DEFSEC if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk exposure is limited to cash, and trade and other receivables. The Company enter into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

13. Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Three months ended
	December 31, 2025	December 31, 2024

Trade and other receivables	$356,915	$(472,059)
Inventories	(67,564)	3,385
Prepaid expenses and other	(494,746)	38,950
Deferred costs	(39,316)	(45,525)
Accounts payable and accrued liabilities	(977,770)	(454,401)
Contract liabilities	21,754	(27,585)
	$(1,200,727)	$(957,235)

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended December 31, 2025:

  42,453 December 2025 Broker warrants (see Note 7(a))

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Statements of Cash Flows for the three months ended December 31, 2024:

  119,047 shares issued for debt settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company;
  $187,468 non-cash share offering costs as part of the net proceeds settlement at the closing of the November 1, 2024 U.S. Public Offering;
  $221,088 non-cash share offering costs as part of the net proceeds settlement at the closing of the November 12, 2024 Private Placement; and
  20,000 warrants in connection with the acquisition of Police Ordnance Company expired December 15, 2024.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three months ended December 31, 2025 and 2024 (Expressed in Canadian dollars)

14. Commitments and contingencies

The Company, under its LC4ISR Sub-Tier Subcontract, shall meet certain Industrial and Technological Benefits (“ITBs”) targets as a condition for fulfilling the obligations in the contract. Such requirements are part of Canada’s effort to promote economic development and increased competitiveness of the defence sector and develop, grow and sustain a diverse, talented, and innovative Canadian workforce. Under the obligations, DEFSEC will spend 100% of the contract-value as Supplier Development in Canada, specifically involving Small and Medium Business (employing fewer than 250 full-time personnel), and spend 20% of the contract value as transactions involving Skills Development and Training in the areas of Defence Systems Integration, Artificial Intelligence, Cyber Resilience, or In-Service Support. As all work under the contract is being executed in Canada by DEFSEC, 100% of the Small and Medium Business requirement is expected to be met. Achievement of the Company’s Skills Development and Training requirement is expected to be met by transactions related to Senior Integrated Logistics Support Specialist (“ILS”) related roles filled under its taskings, as these have been deemed by Canada to be eligible, and DEFSEC currently has four (4) such roles of its total 20 under current taskings.  While these roles are expected to fulfill the Company’s obligations over the achievement period, any penalty by way of liquidated damages, is limited in its financial impact to a maximum of 20% of the shortfall (up to 4% of total contract value). Further mitigating any potential shortfall is the ability to achieve a five (5) times multiplier for any contribution to Skills Development and Training for Indigenous Peoples or majority Indigenous-controlled educational or training facilities.  Based on the billings to date, the Company may have an ITB obligation of $316,000 with a maximum penalty of $63,000.  Management believes it will meet the required targets within the specified timeframes.  Accordingly, no liability has been recorded in these consolidated financial statements related to this commitment.

15. Change in presentation and comparative figures

Certain comparative figures on the unaudited condensed consolidated interim statements of net loss and comprehensive loss have been reclassified to conform to the current period presentation. These reclassifications have no effect on net loss or shareholders’ equity as previously reported. An adjustment has been made to reduce the general and administrative, selling and marketing and research and development to break out the share-based compensation and depreciation and amortization and impairment of right-of-use assets.

The following is a reconciliation of the change to the three-month period ended December 31, 2024, results:

	Previously Disclosed	Adjustment	Revised Disclosure
General and administrative	$1,948,036	$(436,592)	$1,511,444
Selling and marketing	684,713	(2,166)	682,547
Research and development, net	687,959	(15,384)	672,575
Share-based compensation	–	51,055	51,055
Depreciation and amortization	–	314,491	314,491
Total operating expenses	$3,320,708	$(88,596)	$3,232,112

Impairment of right-of-use assets	$–	$88,596	$88,596